Exhibit 4.30

Stephen Scott Group General Counsel and Company Secretary
19 March 2010
Mr L E R Vandevelde
Avenue Van Bever 28B
1180 Uccle
Belgium
Dear Luc
CONFIRMATION OF INDEMNIFICATION OF DIRECTORS
As your letter of appointment dates back to 2003, it has come to light that you may not have received written confirmation of the indemnity that the Company provides to you which was approved by the shareholders in 2005, as amended in 2008. By way of confirmation, please find set out below, details of the indemnity provided to you.
You will have the benefit of the following indemnity in relation to liability incurred in your capacity as a Director of the Company. This indemnity is as wide as English law currently permits:
(i)	The Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in your capacity as, or as a result of your being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an Associated Company;

(ii)	The Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of your being or having been, a Director of the Company; and

(iii)	The Company will indemnify you for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.
For the avoidance of doubt, the indemnity granted does not cover:
(i)	Unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

(ii)	Unsuccessful defence of an action brought by the Company itself or an Associated Company, in which instance the Company would seek reimbursement for any funds advanced;

(iii)	Fines imposed by regulatory bodies;

(iv)	Fines imposed in criminal proceedings; and

Vodafone Group Plc
Company Secretary’s & Legal Department	Our ref: SRS/je
One Kingdom Street, Paddington Central, London W2 6BY, England	T +44 1635 673915
T +44 (0)1635 33251 F +44 (0)1635 580857 www.vodafone.com	F +44 1635 233743
stephen.scott@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN,
England. Registered in England No. 1833679

(v)	Liability incurred in connection with any application under Section 661(3) or (4) of the Companies Act 2006 (acquisition of shares by innocent nominee) or section 1157 of the Companies Act 2006 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant you relief, and such refusal is final. (For reference, a summary of these sections is appended to this letter).
Furthermore, the Company may, subject to the provisions of the Companies Act 2006 and the rules made by the UK Listing Authority, provide funds to cover costs as incurred by you in defending yourself in an investigation by a regulatory authority or against an action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by you in relation to the Company or an Associated Company.
It is a condition of the provision of this indemnity that you shall notify the Company without delay upon becoming aware of any claim or potential claim against you and that you have a duty to mitigate any loss incurred.
The Company maintains Directors and Officers insurance as additional cover for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying Directors.
If you have any queries in relation to this letter, please let me know. Otherwise, please counter-sign the enclosed copy of this letter and return to me at your earliest convenience.
Yours sincerely
Stephen Scott
I accept the terms of this letter.
Luc Vandvelde
Luc Vandevelde
Director
Vodafone Group Plc
Date: March 23rd, 2010
19 March 2010

Appendix
Section 661(3) and (4) Companies Act 2006
Section 661 of the Companies Act 2006 governs the situation where there are partly paid up shares issued to a Company nominee. If the nominee is called upon to pay up but fails to do so, the Directors of the Company are jointly and severally liable with the nominee to pay such amount. Under this section however, the court is able to excuse the Director of his or her liability if it finds that the Director has acted honestly and reasonably in the circumstances and ought fairly to be excused from liability. If the Director is so excused, the indemnity provided by the Company will cover costs incurred by the Director in relation to the proceedings. If the court refuses to grant such relief, the Company will not be permitted to indemnify the Director for costs incurred.
Section 1157 Companies Act 2006
The Court has power under section 1157 of the Companies Act 2006 in any proceedings that come before it concerning negligence, default, breach of duty or breach of trust against a Director to relieve him or her from liability if having regard to all the circumstances of the case it finds that the Director has acted honestly and reasonably and ought fairly to be excused from liability. If the Director is excused, the Company will indemnify the Director for any costs incurred in relation to the proceedings but if relief is refused, the Company will not be permitted to indemnify the Director.
19 March 2010

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